UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 2 March 2009
Exhibit No. 2	FRN Variable Rate Fix dated 3 March 2009
Exhibit No. 3	FRN Variable Rate Fix dated 5 March 2009
Exhibit No. 4	FRN Variable Rate Fix dated 9 March 2009
Exhibit No. 5	FRN Variable Rate Fix dated 10 March 2009
Exhibit No. 6	Publication of Final Terms dated 16 March 2009
Exhibit No. 7	FRN Variable Rate Fix dated 16 March 2009
Exhibit No. 8	FRN Variable Rate Fix dated 16 March 2009
Exhibit No. 9	FRN Variable Rate Fix dated 16 March 2009
Exhibit No. 10	FRN Variable Rate Fix dated 16 March 2009
Exhibit No. 11	FRN Variable Rate Fix dated 16 March 2009
Exhibit No. 12	FRN Variable Rate Fix dated 16 March 2009
Exhibit No. 13	FRN Variable Rate Fix dated 16 March 2009
Exhibit No. 14	FRN Variable Rate Fix dated 16 March 2009
Exhibit No. 15	FRN Variable Rate Fix dated 17 March 2009
Exhibit No. 16	FRN Variable Rate Fix dated 18 March 2009
Exhibit No. 17	FRN Variable Rate Fix dated 19 March 2009
Exhibit No. 18	FRN Variable Rate Fix dated 19 March 2009
Exhibit No. 19	FRN Variable Rate Fix dated 19 March 2009
Exhibit No. 20	Director/PDMR Shareholding dated 19 March 2009
Exhibit No. 21	FRN Variable Rate Fix dated 23 March 2009
Exhibit No. 22	FRN Variable Rate Fix dated 26 March 2009
Exhibit No. 23	FRN Variable Rate Fix dated 26 March 2009
Exhibit No. 24	Settlement & cancellation of Notes dated 27 March 2009
Exhibit No. 25	Holding(s) in Company dated 30 March 2009
Exhibit No. 26	Bob Diamond speaks at London investor conference dated 31 March 2009
Exhibit No. 27	Total Voting Rights dated 31 March 2009
Exhibit No. 28	Holding(s) in Company dated 31 March 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: April 01, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: April 01, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No.1
2 March
 2009

Barclays PLC - Voting Rights and Capital

In conformity with the
Disclosure and Transparency Rules
,
Barclays PLC's
issued share
capital consists
 of 8,376,201,298

ordinary shares with voting rights
as at
2
7 February
 2009
. There are no ordinary shares held in Treasury.

The above figure (
8,376,201,298
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit No.2

As Agent Bank, please be advised of the following rate determined on:

03/03/09
Issue	¦ Barclays Bank Plc Series 172 - USD 2,000,000,000 FRN due 5 December 2011

ISIN Number	¦ XS0403958571
ISIN Reference	¦ 40395857
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 05/03/09 to 06/04/09		Payment Date 06/04/09
Number of Days	¦ 32
Rate	¦ 1.5575
Denomination USD	¦ 50,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 69.22	¦ 2,768,888.89	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.3

As Agent Bank, please be advised of the following rate determined on:

05-Mar-2009
Issue	¦ Barclays Bank Plc Series 153 CZK 1,500,000,000 Floating Rate Notes due March 2010

ISIN Number	¦ XS0213909335
ISIN Reference	¦
Issue Nomin CZK	¦ 1,500,000,000.00
Period	¦ 09-Mar-2009 to 08-Jun-2009		Payment Date 08-Jun-2009
Number of Days	¦ 91
Rate	¦ 2.50000
Denomination CZK	¦ 1,000,000.00	¦	¦

Amount Payable per Denomination	¦ 6,319.44	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.4

As Agent Bank, please be advised of the following rate determined on:

09-Mar-2009
Issue	¦ Barclays Bank PLC Series 155 USD 500,000,000 Callable Floating Rate Subordinated Notes due 2017

ISIN Number	¦ XS0229313696
ISIN Reference	¦
Issue Nomin USD	¦ 500,000,000.00
Period	¦ 11-Mar-2009 to 11-Jun-2009		Payment Date 11-Jun-2009
Number of Days	¦ 92
Rate	¦ 1.51250
Denomination USD	¦ 1,000.00	¦ 10,000.00	¦ 100,000.00

Amount Payable per Denomination	¦ 3.87	¦ Pok38.65	¦ XS0229313696

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.5

Re:	WOOLWICH
GBP 55,000,000.00
MATURING: 07-Dec-2009
ISIN: XS0098120677

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
09-Mar-2009 TO 08-Jun-2009 HAS BEEN FIXED AT 2.080630 PCT

DAY BASIS: ACTUAL/365(PROP)

INTEREST PAYABLE VALUE 08-Jun-2009 WILL AMOUNT TO:
GBP 518.73 PER GBP 100,000.00 DENOMINATION

Exhibit No.6

Publication of Final Terms

The following final terms
 has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to
Barclays Bank PLC
's issue of
£
435
,0
00,000
Floating

Rate Guaranteed
 Notes due
February
20
1
2

(to be consolidated and form a single series with the £706,500,000 Floating Rate Guaranteed Notes due February 2012 issued on 13 February 2009)
under the
Barclays PLC and
Barclays Bank PLC £
6
0,000,000,000
 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9031O_1-2009-3-16.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary

Wharf
London
  E14
5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum dated 20 October 2008 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein
.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the
United States
 or to or for the account or benefit of
U.S.
 persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No.7

As Agent Bank, please be advised of the following rate determined on:

16-Mar-2009
Issue	¦ Barclays Bank Plc Series 114 GBP 44,000,000 Callable Subordinated Floating Rate Notes Due March 2012

ISIN Number	¦ XS0144725255
ISIN Reference	¦
Issue Nomin GBP	¦ 44,000,000.00
Period	¦ 16-Mar-2009 to 15-Jun-2009		Payment Date 15-Jun-2009
Number of Days	¦ 91
Rate	¦ 2.73813
Denomination GBP	¦ 100,000.00	¦	¦

Amount Payable per Denomination	¦ 682.66	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.8

As Agent Bank, please be advised of the following rate determined on:

16-Mar-2009
Issue	¦ Barclays Bank PLC Series 145 GBP 45,000,000 Floating Rate Notes due 2009

ISIN Number	¦ XS0188531247
ISIN Reference	¦
Issue Nomin GBP	¦ 45,000,000.00
Period	¦ 16-Mar-2009 to 16-Jun-2009		Payment Date 16-Jun-2009
Number of Days	¦ 92
Rate	¦ 1.87813
Denomination GBP	¦ 10,000.00	¦	¦

Amount Payable per Denomination	¦ 47.34	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.9

As Agent Bank, please be advised of the following rate determined on:

16/03/09
Issue	¦ Barclays Bank PLC - Series 174 - GBP 110,000,000 FRN due 15 Dec 2009

ISIN Number	¦ XS0405614396
ISIN Reference	¦ 40561439
Issue Nomin GBP	¦ 110,000,000
Period	¦ 16/03/09 to 15/06/09		Payment Date 15/06/09
Number of Days	¦ 91
Rate	¦ 1.80813
Denomination GBP	¦ 50,000	¦ 110,000,000	¦

Amount Payable per Denomination	¦ 225.40	¦ 495,873.46	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.10

Re:	BARCLAYS BANK PLC.
GBP 1,000,000,000.00
MATURING: 16-Jun-2011
ISIN: XS0372547975

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Mar-2009 TO 16-Apr-2009 HAS BEEN FIXED AT 1.626250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Apr-2009 WILL AMOUNT TO:
GBP 69.06 PER GBP 50,000.00 DENOMINATION

Exhibit No.11

Re:	BARCLAYS BANK PLC.
GBP 1,000,000,000.00
MATURING: 16-Dec-2011
ISIN: XS0372548197

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Mar-2009 TO 16-Apr-2009 HAS BEEN FIXED AT 1.676250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Apr-2009 WILL AMOUNT TO:
GBP 71.18 PER GBP 50,000.00 DENOMINATION

Exhibit No.12

Re:	BARCLAYS BANK PLC.
GBP 2,000,000,000.00
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Mar-2009 TO 16-Apr-2009 HAS BEEN FIXED AT 1.726250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Apr-2009 WILL AMOUNT TO:
GBP 73.31 PER GBP 50,000.00 DENOMINATION

Exhibit No.13

Re:	BARCLAYS BANK PLC.
GBP 1,600,000,000.00
MATURING: 16-Nov-2018
ISIN: XS0398796895

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Mar-2009 TO 16-Apr-2009 HAS BEEN FIXED AT 1.726250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Apr-2009 WILL AMOUNT TO:
GBP 73.31 PER GBP 50,000.00 DENOMINATION

Exhibit No.14

Re:	BARCLAYS BANK PLC.
GBP 1,000,000,000.00
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Mar-2009 TO 16-Apr-2009 HAS BEEN FIXED AT 1.726250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Apr-2009 WILL AMOUNT TO:
GBP 73.31 PER GBP 50,000.00 DENOMINATION

Exhibit No.15

As Agent Bank, please be advised of the following rate determined on:

17/03/09
Issue	¦ Barclays Bank Plc Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 19/03/09 to 20/04/09		Payment Date 20/04/09
Number of Days	¦ 32
Rate	¦ 1.50625
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 133.89	¦ 2,677,777.78	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.16

As Agent Bank, please be advised of the following rate determined on:

18/03/09
Issue	¦ Barclays Bank PLC - Series 167 - EUR 135,000,000 CMS-Linked Subordinated Note due 20 Mar 2018

ISIN Number	¦ XS0353467243
ISIN Reference	¦ 35346724
Issue Nomin EUR	¦ 135,000,000
Period	¦ 20/03/09 to 22/03/10		Payment Date 22/03/10
Number of Days	¦ 367
Rate	¦ 4.5
Denomination EUR	¦ 50,000	¦ 135,000,000	¦

Amount Payable per Denomination	¦ 2,250.00	¦ 6,075,000.00	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.17

As Agent Bank, please be advised of the following rate determined on:

19-Mar-2009
Issue	¦ Barclays Bank PLC Series no 86 EUR 100,000,000 Subordinated Floating Rate Notes due March, 2021

ISIN Number	¦ XS0126504421
ISIN Reference	¦
Issue Nomin EUR	¦ 100,000,000.00
Period	¦ 23-Mar-2009 to 22-Jun-2009		Payment Date 22-Jun-2009
Number of Days	¦ 91
Rate	¦ 2.05400
Denomination EUR	¦ 10,000.00	¦	¦

Amount Payable per Denomination	¦ 51.92	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.18

As Agent Bank, please be advised of the following rate determined on:

19-Mar-2009
Issue	¦ Barclays Bank PLC Series 143 EUR 50,000,000 Floating Rate Notes due 2023

ISIN Number	¦ XS0183122398
ISIN Reference	¦
Issue Nomin EUR	¦ 50,000,000.00
Period	¦ 23-Mar-2009 to 23-Jun-2009		Payment Date 23-Jun-2009
Number of Days	¦ 92
Rate	¦ 1.93400
Denomination EUR	¦ 10,000.00	¦	¦

Amount Payable per Denomination	¦ 49.42	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.19

As Agent Bank, please be advised of the following rate determined on:

19-Mar-2009
Issue	¦ Barclays Bank PLC Series 159 USD 1,500,000,000 Floating Rate Subordinated Step-Up Callable Notes due 2017

ISIN Number	¦ XS0292937165
ISIN Reference	¦
Issue Nomin USD	¦ 1,500,000,000.00
Period	¦ 23-Mar-2009 to 23-Jun-2009		Payment Date 23-Jun-2009
Number of Days	¦ 92
Rate	¦ 1.40188
Denomination USD	¦ 100,000.00	¦	¦

Amount Payable per Denomination	¦ 358.26	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.20

19 March 2009

Barclays PLC

Director/PDMR shareholding: Disclosure
and Transparency
Rules 3.1.4R(1)(a)

On
18 March 2009
 the following ordinary shares in Barclays PLC were purchased on behalf of the following non-executive directors of Barclays PLC at a price of
0.966
p
 per share.
  As disclosed in the Barclays Annual Report, these purchases arise from the policy of using part of each director's fee to purchase shares in Barclays PLC on the directors
'
 behalf which, together with reinvested dividends, are retained for the director until they leave the Board.

DIRECTOR	BARCLAYS PLC SHARES PURCHASED	TOTAL BENEFICIAL INTEREST FOLLOWING THIS NOTIFICATION	TOTAL NON-BENEFICIAL INTEREST FOLLOWING THIS NOTIFICATION
David Booth	7,557	71,805	-
Sir Richard Broadbent	8,422	33,047	-
Leigh Clifford	7,889	34,125	-
Fulvio Conti	7,530	38,012	-
Professor Dame Sandra Dawson	9,001	27,860	-
Sir Andrew Likierman	8,190	21,487	-
Sir Michael Rake	7,234	13,633	-
Sir Nigel Rudd	10,025	117,594	-
Stephen Russell	9,732	40,191	-
Sir John Sunderland	7,021	78,484	-
Patience Wheatcroft	6,879	11,023	-

Exhibit No.21

As Agent Bank, please be advised of the following rate determined on:

23-Mar-2009
Issue	¦ Barclays Bank PLC Series 146 GBP 65,000,000 Floating Rate Notes due 2009

ISIN Number	¦ XS0194177944
ISIN Reference	¦
Issue Nomin GBP	¦ 65,000,000.00
Period	¦ 23-Mar-2009 to 23-Jun-2009		Payment Date 23-Jun-2009
Number of Days	¦ 92
Rate	¦ 1.74188
Denomination GBP	¦ 10,000.00	¦	¦

Amount Payable per Denomination	¦ 43.90	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.22

As Agent Bank, please be advised of the following rate determined on:

26-Mar-2009
Issue	¦ Barclays Bank PLC Series 78 EUR 100,000,000 Subordinated Floating Rate Notes due 2040

ISIN Number	¦ XS0122679243
ISIN Reference	¦
Issue Nomin EUR	¦ 100,000,000.00
Period	¦ 30-Mar-2009 to 29-Jun-2009		Payment Date 29-Jun-2009
Number of Days	¦ 91
Rate	¦ 1.92800
Denomination EUR	¦ 1,000,000.00	¦	¦

Amount Payable per Denomination	¦ 4,873.56	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.23

As Agent Bank, please be advised of the following rate determined on:

26-Mar-2009
Issue	¦ Barclays Bank PLC Series 158 USD 50,000,000 Floating Rate Subordinated Step-Up Callable Notes due 2016 144a ISIN US06738CKJ70

ISIN Number	¦ XS0259172277
ISIN Reference	¦
Issue Nomin USD	¦ 750,000,000.00
Period	¦ 30-Mar-2009 to 29-Jun-2009		Payment Date 29-Jun-2009
Number of Days	¦ 91
Rate	¦ 1.43188
Denomination USD	¦ 100,000.00	¦	¦

Amount Payable per Denomination	¦ 361.95	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.24

Barclays Bank PLC
27

March 2009

Settlement and cancellation of

Notes Linked to Guaranteed Contingent Value Rights Instruments (the "Nuclear Power Notes")

As previously announced, on 6 February 2009, Lake Acquisitions Limited (
"Lake

Acquisitions")

posted compulsory acquisition notices (the
"Second Compulsory Acquisition

Notices

"
) pursuant to section 979 of the Companies Act 2006 to former British Energy warrantholders who exercised their subscription rights between 12 January 2009 and 5 February 2009 and who had not tendered a valid acceptance of the Cash Offer by close of business on 5 February 2009. The Second Compulsory Acquisition Notices set out
Lake

Acquisitions
' intention to apply the provisions of section 979 of the Companies Act 2006 to acquire compulsorily all outstanding British Energy Ordinary Shares on the same terms, including the same choice of consideration, as originally available under the Ordinary Offer.

Those shares the subject of the Second Compulsory Acquisition Notices were acquired by Lake Acquisitions on 23 March 2009 and the appropriate consideration was transferred to the former British Energy warrantholders, as further described in the Second Compulsory Acquisition Notices, on 23 March 2009. Accordingly, 130,145,288 Nuclear Power Notes, being the number of Nuclear Power Notes not required to satisfy elections under the Offers or under any Compulsory Acquisition Procedure, have been cancelled today and there remains in issue an aggregate of 390,012,113

 Nuclear Power Notes.

For further information, please contact

Sven Pongs

        +44(0)20 7773 8990
Florin
 Coseraru

+44(0)20 3134 1194

Unless otherwise defined in this announcement, capitalised words and phrases used herein have the same meanings given to them in the
prospectus relating to the issue and the admission to trading of the Nuclear Power Notes published on 5 November 2008 (
the
"Prospectus"
).

This announcement is not a prospectus. Copies of the
P
rospectus and the prospectus supplement published on 10 February 2009 in respect of the Prospectus are available free of charge during normal business hours from the registered office of the Issuer and from the specified office of the Notes Paying Agent as further set out in the Prospectus.

This announcement is for information only and shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell or issue, or subscribe for any securities, nor shall there be any sale of securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or transferred in the
United States
 or to or for the account or benefit of a U.S. Person absent registration or an applicable exemption from registration requirements.

The Issuer is acting for
Lake

Acquisitions
 and no one else in connection with the Nuclear Power Notes and will not be responsible to anyone for providing the regulatory protections afforded to clients of the Issuer other than
Lake

Acquisitions
 or for providing advice in relation to the Nuclear Power Notes or any other advice.

Persons (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward a copy of this announcement should seek appropriate advice before taking any action.

Neither the content of the Issuer's

 website nor any website accessible by hyperlinks on

the Issuer's

 website is incorporated in, or forms part of, this announcement.

Exhibit No.25

Barclays PLC

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Barclays plc
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to notification obligation:
Appleby Trust (Jersey) Limited
 in its capacity as trustee
of the
Barclays Group (ESAS) Employees' Benefit Trust
,
 the Barclays Group (PSP) Employees' Benefit Trust
 and the Barclays Group (Canada) Employees' Benefit Trust

4. Full name of shareholder(s) (if different from 3) :	Greenwood Nominees Limited - acting as custodian
5. Date of transaction (and date on which the threshold is crossed or reached if different):	27 March 2009
6. Date on which issuer notified :	TR-1 submitted on 30 March 2009
7. Threshold(s) that is/are crossed or reached:	3 .0 0%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code GB0031348658	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares 244,035,291	Number of voting rights 244,035,291	Number of shares 2 93,195,338	Number of voting rights		Percentage of voting rights
				Direct 293,195,338	I ndirect	Direct 3. 497%	I ndirect

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights
293,195,338	3 . 497%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:
10. Name of proxy holder:
11. Number of voting rights proxy holder will cease to hold :
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information :	It is our normal practice to abstain from voting in relation to our holding
14 Contact name:	Lawrence Dickinson Company Secretary
15. Contact telephone name:	0 20 7116 8099

Exhibit No.26

31
March

200
9

BARCLAYS PLC

Bob Diamond

s
peaks at
London

investor conference

Robert E Diamond Jr., President of Barclays PLC, will today speak at the Morgan Stanley European Financials investor conference in
London
 today.

A copy of Mr Diamond's remarks, which contain no material new information, will be available for viewing from later today in the investor relations section of the Barclays Group website.

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Alistair Smith
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About
Barclays
Barclays
 is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the
United States
, Africa and
Asia
. With over 300 years of history and expertise in banking,
Barclays
 operates in over 50 countries and employs 15
6
,000 people.
Barclays
 moves, lends, invests and protects money for

4
8
 million customers and clients worldwide. For further information about
Barclays
, please visit our website
www.barclays.com
.

Exhibit No.27
31 March 2009

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of
8,383,110,312
ordinary shares with voting rights as at 30 March 2009. There are no ordinary shares held in Treasury.

The above figure (
8,383,110,312
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit No.28

Barclays PLC

TR-1	Notification of a Major Interest in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached		BARCLAYS PLC

2. Reason for Notification
An acquisition or disposal of voting rights					X
An acquisition or disposal of financial instruments which may result in the aquisition of shares already issued to which voting rights are attached.
An event changing the breakdown of voting rights
Other: Please Specify
3. Full name of person(s) subject to the notification obligation				AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) if different from 3.
5.Date of the transaction and date in which threshold is crossed or breached				30/03/2009
6.Date on which issuer notified				31/03/2009
7. Threshold(s) that is/are crossed or reached:				5%.
8. Notified details:

A: Voting rights attached to shares
Class or Type of shares	Situation Previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
3134865	429,736,107	429,736,107	73,669,229	73,669,229	341,912,522	0.88	4.08

B: Financial Instruments
Resulting situation after triggering transaction
Type of Financial Instrument	Expiration date	Exercise / conversion period / date	Number of voting rights that may be acquired if the instrument is exercised / converted			% of voting rights

Total A + B
Number of Voting Rights			% of voting rights
415,581,751			4.96%

Proxy Voting
10. Name of proxy holder:
11. Number of Voting rights Proxy Holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13.Additional Information:
14. Contact Name		Lawrence Dickinson Company Secretary
15. Contact telephone number		020 7 116 8099